MPI Digital HR, LLC (the "Company") a Kentucky Company

Financial Statements

For the fiscal year ended December 31, 2024

Balance Sheet

MPI Digital HR.ai

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (9305) - 1	-16.06
Total for Bank Accounts	**-$16.06**
Accounts Receivable	
Other Current Assets	
Total for Current Assets	**-$16.06**
Fixed Assets	
Computer Hardware	10,000.00
Total for Fixed Assets	**$10,000.00**
Other Assets	
intellectual property Asset	179,667.02
Total for Other Assets	**$179,667.02**
Total for Assets	**$189,650.96**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Other Current Liabilities	
Total for Current Liabilities	**0**
Long-term Liabilities	
Rali LMS Development	65,000.00
Total for Long-term Liabilities	**$65,000.00**
Total for Liabilities	**$65,000.00**
Equity	
Retained Earnings	0
Net Income	-5,101.05
Opening balance equity	124,667.02
Owner draws	0
John Hawkins Owner Draws	-1,975.01
Total for Owner draws	**-$1,975.01**
Owner investments	$2,000.00
John Hawkins Investment	60.00
Ronnie Agnew Equity Investment	5,000.00
Total for Owner investments	**$7,060.00**
Total for Equity	**$124,650.96**
Total for Liabilities and Equity	**$189,650.96**

Profit and Loss - 2024

MPI Digital HR.ai

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
MPI Investment Income	2,220.00
Total for Income	**$2,220.00**
Cost of Goods Sold	
Gross Profit	**$2,220.00**
Expenses	
Contract labor	2,000.00
Entertainment with clients	18.01
General business expenses	0
Bank fees & service charges	5.00
Total for General business expenses	**$5.00**
Meals	197.96
MPI General Administrative and Advertising	5,040.00
Office expenses	0
Shipping & postage	13.53
Total for Office expenses	**$13.53**
Total for Expenses	**$7,274.50**
Net Operating Income	**-$5,054.50**
Other Income	
Other Expenses	
Vehicle expenses	0
Vehicle gas & fuel	46.55
Total for Vehicle expenses	**$46.55**
Total for Other Expenses	**$46.55**
Net Other Income	**-$46.55**
Net Income	**-$5,101.05**

MPI Digital HR.ai

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,101.05
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -5,101.05**
INVESTING ACTIVITIES	
Computer Hardware	-10,000.00
intellectual property Asset	-179,667.02
Net cash provided by investing activities	**$ -189,667.02**
FINANCING ACTIVITIES	
Rali LMS Development	65,000.00
Opening balance equity	124,667.02
Owner draws:John Hawkins Owner Draws	-1,975.01
Owner investments	2,000.00
Owner investments:John Hawkins Investment	60.00
Owner investments:Ronnie Agnew Equity Investment	5,000.00
Net cash provided by financing activities	**$194,752.01**
NET CASH INCREASE FOR PERIOD	**$ -16.06**
CASH AT END OF PERIOD	**$ -16.06**


MPI Digital HR, LLC
Statement of Changes in Equity


Accounts	2024 Amount ($)
Opening Balance Equity	124,667.02
Retained Earnings	0.00
Net Income (Loss)	(5,101.05)
Owner Draws – J. Hawkins	(1,975.01)
Owner Investments	2,000.00
John Hawkins Investment	60.00
Ronnie Agnew Investment	5,000.00
Total Equity	**124,650.96**

MPI Digital HR, LLC.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

MPI Digital HR, LLC. (the "Company") is a company organized on August 27, 2024 under the laws of Kentucky.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.